SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431-1

MINUTES OF THE ONE HUNDRED AND EIGHTY-SECOND
EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 04.08.2019 – 4:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES -Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I. The Board of Directors approved, by unanimous vote, the following matters: a) the listing of the shares of Copel Geração e Transmissão S.A. – Copel GeT, within the scope of category “B” pursuant to CVM Instruction 480/09; b) the proposal to transform the subsidiary’s Finance Department into a Finance and Investor Relations Department, similar to the Finance and Investor Relations Department of Copel (Holding), with Mr. Adriano Rudek de Moura as Finance and Investor Relations Officer, responding for the new attributions of the Department of said fully integrated subsidiary, after the approval of adjustments to its Bylaws, as required by Agência Nacional de Energia Elétrica - Aneel for this type of statutory amendment, as well as other regulatory provisions related to the matter; and c) refer the matter to the Fiscal Council of Copel Geração e Transmissão S.A. for the manifestation of such Council prior to the submitting the matter to the General Shareholders' Meeting of Copel GeT.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO –Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the 182nd Extraordinary Meeting of the Board of Directors of Copel was drawn up in the Company’s book no. 10.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 9, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.